ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

June 25, 2012

Managers AMG Funds

800 Connecticut Avenue

Norwalk, Connecticut 06854

Ladies and Gentlemen:

You have informed us that you propose to offer and sell from time to time shares (“Shares”), $0.001 par value, of each of Yacktman Focused Fund and Yacktman Fund (the “Series”), at not less than net asset value and not less than par value.

We have examined an executed copy of your Master Trust Agreement dated June 18, 1999, as amended by Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23 and 24 thereto (the “Master Trust Agreement”), and are familiar with the actions taken by your Trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have further examined a copy of your Bylaws and such other documents and records as we have deemed necessary for the purpose of this opinion. We did not act as counsel for the Trust for matters relating to its initial organization and establishment, and our opinion assumes that the Trust was legally organized and duly established.

Based on and subject to the foregoing, we are of the opinion that the issue and sale by Managers AMG Funds (the “Trust”) of an unlimited number of Shares of the Series has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value and the par value thereof, the Shares so issued will be validly issued, fully paid and non-assessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Master Trust Agreement provides that shareholders shall not be subject to any personal liability for the acts or obligations of the Trust, and also requires that every note, bond, contract, instrument, certificate or undertaking made or issued by the Trustees or by any officers or officer on behalf of the Trust shall give notice to the effect that shareholders are not personally liable thereunder. The Master Trust Agreement provides that in case any shareholder or former shareholder of a Series shall be charged or held to be personally liable for any obligation or liability solely by reason of being or having been a shareholder and not because of his or her acts or omissions or for some other reason, the shareholder or former shareholder (or his or her heirs, executors, administrators or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall be afforded a defense against such charge and

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satisfaction of any judgment thereon, and shall be entitled out of the assets of such Series to be held harmless and indemnified against all loss and expense arising from such liability. Thus, the risk of a shareholder incurring financial loss on account of such shareholder liability is limited to circumstances in which the Series itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Securities Act of 1933, as amended. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File No. 333-84639) relating to such offering and sale.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP